KH 3/9



SECUR 13030552 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon (City) California (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade 925.287.9033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, Stephen Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2013 by Stephen Kinkade proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Tom Royall
Notary Public

Stephen R Kinkade
Signature

Financial Principal
Title


TOM ROYALL
Commission # 1856753
Notary Public -- California
Marin County
My Comm. Expires Jul 4, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Butler Muni, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Butler Muni, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2013

Butler Muni, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	1,373,044
Deposit with clearing organization		110,665
Commissions receivable		30,217
Accounts receivable		25,000
Prepaid expenses		37,050
Deposits		15,950
Total assets	$	1,591,926

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	679,594
Income taxes payable		1,600
Total liabilities		681,194

Commitments and contingencies

Member's equity

Member's equity		910,732
Total member's equity		910,732
Total liabilities and member's equity	$	1,591,926

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commissions	$ 5,416,231
Interest	1,943
Other	31,000
Total revenues	5,449,174
Expenses	
Employee compensation and benefits	3,448,337
Clearing charges	216,222
Communications	434,056
Professional fees and other	48,355
Occupancy expense	167,013
Promotion	326,710
Regulatory	20,023
Total expenses	4,660,716
Net income (loss) before income tax provision	788,458
LLC tax and fee	1,700
Net income (loss)	$ 786,758

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Member's Equity
Balance at December 31, 2011	$ 1,002,870
Member's distributions	(878,896)
Net income (loss)	786,758
Balance at December 31, 2012	$ 910,732

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:		
Net income (loss)		$ 786,758
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ (33)	
Commissions receivable	26,494	
Accounts receivable	(19,000)	
Prepaid expenses	(787)	
Deposits	(12,349)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(185,140)	
Total adjustments		(190,815)
Net cash provided by (used in) operating activities		595,943
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(878,896)	
Net cash provided by (used in) financing activities		(878,896)
Net increase (decrease) in cash		(282,953)
Cash at beginning of year		1,655,997
Cash at end of year		$ 1,373,044
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,700	

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Butler Muni LLC (the "Company") formed effective November 2008 as a California limited liability company and succeeded to and continued the business of Butler Larsen Pierce & Company Inc. (INC), which incorporated in California as K.R. Butler Incorporated on March 10 1977. The Company is a municipal securities brokers' broker registered with the Securities and Exchange Commission (SEC), regulated by the Financial Industry Regulatory Authority Inc. (FINRA) and subject to rules promulgated by the Municipal Securities Rulemaking Board (MSRB).

The Company arranges simultaneous principal purchase and sale transactions in municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. The Company records commission revenue on trade-date basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

Commissions and accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a clearing agreement with Southwest Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as clients of the Clearing Broker. The Clearing Broker requires the Company to maintain a minimum $100,000 deposit with the Clearing Broker, which serves as collateral for any counter-party risk related to Clearing Broker fails to receive and/or fails to deliver on securities transactions executed on behalf of the Company. Interest is paid monthly on the clearing deposit at the average overnight repurchase rate. The balance at December 31, 2012 was $110,632.

Note 3: INCOME TAXES

As discussed above, the Company operates as a single member limited liability company. As such, the Company itself is only subject to a variable limited liability company fee based on California gross receipts ($900 for the 2012 tax year), and an annual LLC tax of $800. The Company files its LLC tax return using the cash method of accounting.

Management of the Company considers certain tax positions taken by the Company. A tax position is a position taken in a previously filed tax return or a position management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable in future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

Note 3: INCOME TAXES (Continued)

1. A decision not to file tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or decision to exclude reporting taxable income in a return
4. A decision to classify transaction entity or other position in tax return as tax exempt
5. The status of an entity including its status as pass-through or tax-exempt entity

Evaluating a tax position requires management of the Company to determine for each tax position, whether it is more likely than not that upon examination by taxing authorities such authorities will uphold the tax position and for each more-likely-than-not tax position determine the highest benefit with more than 50% likelihood of realization upon ultimate settlement. Accordingly it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files tax returns in the state of California. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense respectively. As of and for the year ended December 31, 2012, interest and penalties related to income taxes and tax positions were not material. As of December 31, 2012, management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending December 31, 2013.

As of December 31, 2012, open tax periods subject to future examination by taxing authorities cover periods from inception of the Company, August 20 2008 through December 31, 2012.

Note 4: PENSION PLAN

The Company maintains defined contribution profit sharing plan (Plan) for the benefit of its employees. Eligible employees may defer a percentage of their compensation into the Plan. The Company may also contribute to the Plan at its discretion. During the year ended December 31, 2012, the Company did not contribute to the Plan.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2012

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company operates nationally, principally through offices in San Ramon, California and Hoboken, New Jersey. During the year ended December 31, 2012, commission revenue generated by trading activity with one customer totaled approximately 13% of total commission revenue. During the year ended December 31, 2012, commission revenue generated by trading activity by four brokers, each exceeding 10%, totaled approximately 57% of total commission revenue.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

INC and the Company lease office space under various non-cancelable operating leases that expire variously through February 28, 2015. As part of the formation of the Company, under an informal agreement, the Company subleases office space from INC.

Rent expense during the year ended December 31, 2012 including certain escalation charges, storage, parking, and operating expense shares, totaled $139,459. Rent expense includes office lease payments amortized over the life of the office leases. At December 31, 2012, the Company has recorded a deferred rental liability of $13,702.

At December 31, 2012, the minimum annual payments are as follows:

Year Ending December 31,		
2013	$	139,810
2014		136,483
2015		16,828
2016 & thereafter		-
	$	293,121

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company, in the normal course of its business, may be named in matters arising from its activities as brokers' broker. In the opinion of management based upon discussions with legal counsel the resolution of any matters will not have material adverse effect on the financial condition of the Company.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2012

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $832,732 which was $682,732 in excess of its required net capital of $150,000; and the Company's ratio of aggregate indebtedness ($681,194) to net capital was 0.82 to 1, which is less than the 15 to 1 maximum allowed.

Butler Muni, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2012

Computation of net capital		
Member's equity	$ 910,732	
Total member's equity		$ 910,732
Less: Non-allowable assets		
Accounts receivable	(25,000)	
Prepaid expenses	(37,050)	
Deposits	(15,950)	
Total non-allowable assets		(78,000)
Net capital		832,732
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 45,413	
Minimum dollar net capital required	$ 150,000	
Net capital required (greater of above)		(150,000)
Excess net capital		$ 682,732
Ratio of aggregate indebtedness to net capital	0.82 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012.

See independent auditor's report

Butler Muni, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirements is not applicable to Butler Muni, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Butler Muni, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Butler Muni, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Butler Muni, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Butler Muni, LLC:

In planning and performing our audit of the financial statements of Butler Muni, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2013

Butler Muni, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Butler Muni, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by Butler Muni, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Butler Muni, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Butler Muni, LLC's management is responsible for the Butler Muni, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Butler Muni, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2013

Butler Muni, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2012

		Amount
Total assessment	$	13,000
SIPC-6 general assessment Payment made on July 30, 2012		(6,746)
SIPC-7 general assessment Payment pending		-
Total assessment balance (overpayment carried forward)	$	6,254